Exhibit 21.1

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	PERCENT DIRECTLY OR INDIRECTLY BY REGISTRANT
Active

Encre Consumables B.V. (Encre)	100%
NUR America Inc. (NUR America)	100%
NUR Asia Pacific (Hong Kong) Ltd. (NUR Asia Pacific)	100%
NUR DO Brazil Ltda. (NUR Brazil)	100%
NUR Europe S.A. (NUR Europe)	100%
NUR Hungary Trading and Software Licensing	100%
Limited Liability Company (HOC)	100%
NUR Macroprinters (Shanghai) Ltd. (NUR Shanghai)	100%
NUR Media Solutions S.A. (NUR Media Solutions)	100%
Salsa Digital Printers Ltd. (Salsa Digital Printers)	100%
NUR Japan Ltd. (NUR Japan)	100%
Stillachem S.A. (Stillachem)	100%
NUR Pro Engineering Ltd. (NUR Pro Engineering)	50%